Exhibit 1.A.(5)(a)(iv)

ACCELERATED DEATH BENEFIT RIDER

Benefits paid under this rider may be taxable. If so, you and your beneficiary may incur a tax obligation. As with all tax matters, you should consult your personal tax advisor to assess the impact of this benefit.

This rider is a part of the policy to which it is attached. It must be read with all policy provisions. This rider does not participate in our surplus earnings. This rider has no loan or surrender value. This rider provides a benefit with respect to coverage on the person named as the insured under the policy to which this rider is attached. The effective date of this rider is the effective date of the policy to which this rider is attached.

Benefit

We will pay an accelerated benefit if the insured is terminally ill, subject to the provisions of this rider.

The maximum amount you may accelerate shall not exceed the lesser of 75% of the eligible coverage or $500,000. Amounts accelerated under this rider and any similar rider covering the insured will count toward the maximum limit. The remaining face amount (or stated death benefit, if applicable) must be at least $25,000. If the remaining face amount is less than $25,000, the entire face amount must be accelerated.

If all the eligible coverage is accelerated, your policy will no longer provide any benefits or value, except for riders on persons other than the insured under the basic policy. Any other insurance provided by the policy on someone other than this insured will be processed as if the original policy was terminated due to the death of the insured. If not all of the eligible coverage is converted, your policy will continue in force with reduced benefits and values. The converted amount divided by the eligible coverage is the conversion percentage. We reserve the right to refuse to process any request where any remaining policy would not qualify as a life insurance contract under the Internal Revenue Code. (See Effect on Your Policy provision.)

Eligible Coverage

The eligible coverage is the amount we would pay under the policy, including any riders, if the insured were to die on the date of conversion. If the policy is in force under an extended term option or reduced paid up option, none of the coverage is eligible for this conversion.

Benefit Amount

To determine the benefit amount, we will discount the converted amount to its present value with deductions for: (a) the present value of any expected future premiums; (b) the conversion percentage times any current policy loan and accrued interest; and (c) a processing charge not to exceed $300. Present value calculations will use an annual interest rate that will not exceed the greater of:

  the yield on 90-day Treasury bills on the day we receive your request for an acceleration of benefits; or
  the statutory maximum policy loan interest rate.

The benefit amount will be at least the amount of the net surrender value times the percentage of the eligible coverage that is converted under this rider.

We will pay the benefit amount in one lump sum or any annuity payout offered by us at the time of conversion.

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Benefit Conditions for Terminal Illness

To be terminally ill under this rider, you must give us evidence that satisfies us that the insured's life expectancy is 12 months or less. This evidence will include, but is not limited to, certification by a licensed physician. A licensed physician may not be you, the insured, or the brother, sister, parent, spouse or child of either you or the insured.

Effect on Your Policy

If not all the eligible coverage is converted, the policy will stay in force at a reduced amount. The face amount (or stated death benefit, if applicable), policy and surrender values, any policy loan and accrued interest will be reduced by the percentage of eligible coverage that is converted (the conversion percentage). Any rider on the insured under the basic policy will also be reduced in the same manner. For example, if the conversion percentage is 75%, the new face amount will be 25% of the amount just prior to the conversion. If you elect to convert all the eligible coverage, all other benefits under the policy on the insured under the basic policy will terminate. For any other insurance provided by the policy on someone other than this insured, we will continue such insurance as if the policy ended due to the insured's death.

Procedures

To obtain any benefit provided by this rider, we must receive written notice, in a form acceptable to us that you want to receive this rider benefit. The appropriate claim forms and procedures will be forwarded to you immediately. We will require the policy be sent to us. If the policy is assigned, the assignee must consent to any exercise of any rights pursuant to this rider.

You are not eligible for this rider benefit if you are required by law or a government agency to obtain this benefit due to a bankruptcy, creditor claims, or government benefit qualification.

Termination

This rider will end on the earliest of the following dates:

  the termination or surrender of this policy;
  the date the benefit under this rider is elected;
  the monthly anniversary on or next following the receipt of your written request to terminate this benefit; or
  the date the policy is in force under an extended term option or a reduced paid-up option.

SOUTHLAND LIFE INSURANCE COMPANY

SECRETARY

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